

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2012

Via E-mail
Mr. Morgan F. Johnston
Senior Vice President, General Counsel, and Secretary
GreenHunter Energy, Inc.
1048 Texan Trail
Grapevine, TX 76051

>   **Re: GreenHunter Energy, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-3**
>   **Filed October 18, 2012**
>   **File No. 333-183292**

Dear Mr. Johnston:

    We have reviewed your response letter and the amendment to your registration statement, and we have the following comments.

<u>General</u>

1.   We note your revised disclosure in the penultimate risk factor on page 15 stating that since March 2011, you have failed to pay your interest obligations on your outstanding 9% Series B Senior Secured Redeemable Debentures. It appears that a new material event of default has occurred after the fiscal year ended December 31, 2011, which audited financial statements have been incorporated by reference in the filing. The occurrence of a material default would render you ineligible to use Form S-3 until the filing of your next Form 10-K. Please provide us with your analysis of your ability to register securities on Form S-3 at this time. Refer to General Instruction I.A.5 of Form S-3. For additional guidance, please see Question 115.16 of Securities Act Forms Compliance and Disclosure Interpretations.

    Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or, in her absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 with any questions.

>   Sincerely,
>
>   /s/ Era Anagnosti
>
>   *for* Pamela Long
>   Assistant Director

cc: David E. Morrison, Partner (*via e-mail*)
             Fulbright & Jaworski L.L.P.